Delisting Determination,The Nasdaq Stock Market, LLC, February
5, 2007, Global ePoint, Inc. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Global ePoint, Inc. (the Company), effective at the opening of business on February 15, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4300 and 4350(i). The Company was notified of Staffs determination on July 19, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4350(i). The Company was notified of the Panels decision on September 15, 2006 and trading in the Companys securities was suspended on September 19, 2006. The Company requested a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. Upon review of information provided by the COmpany, the Listing
Council affirmed delist decision based on the Companys failure to comply with the following Marketplace Rules: 4350(i). The Nasdaq Board did not call the matter for review. The Panels Determination to delist the Company became final on January 30, 2007.